

COX COMMUNICATIONS

To the Stockholders of Cox Communications, Inc.

You are invited to attend the Annual Meeting of Stockholders of Cox Communications, Inc. to be held at Corporate Headquarters, 1400 Lake Hearn Drive, Atlanta, Georgia 30319, on Wednesday, May 22, 2002 at 9:00 a.m., local time.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement explain the matters to be voted on at the meeting. Please read these documents so you will be informed about the business to come before the meeting. Your vote is important, regardless of the number of shares you own. On behalf of the Board of Directors, I urge you to mark, sign and return the enclosed proxy card or take advantage of our telephone or Internet voting system as soon as possible, even if you plan to attend the Annual Meeting. You may, of course, revoke your proxy by notice in writing to the Corporate Secretary or by using the telephone or Internet voting procedures at any time before the proxy is voted.

Sincerely,

Jim Robbins

James O. Robbins
President and Chief Executive Officer

Atlanta, Georgia
April 8, 2002

COX COMMUNICATIONS, INC.
1400 LAKE HEARN DRIVE
ATLANTA, GEORGIA 30319
(404) 843-5000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 22, 2002

To the Stockholders of Cox Communications, Inc.

The Annual Meeting of the holders of Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock of Cox Communications, Inc. will be held at Corporate Headquarters, 1400 Lake Hearn Drive, Atlanta, Georgia on Wednesday, May 22, 2002, at 9:00 a.m., local time, for the following purposes:

1. to elect a Board of Directors of seven members to serve until the 2003 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

2. to adopt the 2002 Employee Stock Purchase Plan; and

3. to ratify the appointment by the Board of Directors of Deloitte & Touche LLP, independent certified public accountants, as the independent auditors for the year ending December 31, 2002.

The Board of Directors has fixed March 25, 2002 as the record date for the Annual Meeting with respect to this solicitation. Only holders of record of Cox's Class A Common Stock, Class C Common Stock or Series A Convertible Preferred Stock at the close of business on that date are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Cox's Summary Annual Report to Stockholders and Form 10-K for the year ended December 31, 2001 are enclosed.

By Order of the Board of Directors,

Andrew A. Merdek
Corporate Secretary

Atlanta, Georgia
April 8, 2002

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE OR USE OUR TELEPHONE OR INTERNET VOTING SYSTEM AS PROMPTLY AS POSSIBLE. A PROXY MAY BE REVOKED BY A STOCKHOLDER ANY TIME PRIOR TO ITS USE AS SPECIFIED IN THE ENCLOSED PROXY STATEMENT.

COX COMMUNICATIONS, INC.
**1400 LAKE HEARN DRIVE
ATLANTA, GEORGIA 30319
(404) 843-5000**

PROXY STATEMENT
2002 Annual Meeting of Stockholders

Solicitation of Proxies

The Board of Directors of Cox Communications, Inc. is furnishing this Proxy Statement to solicit proxies for use at the 2002 Annual Meeting of Stockholders, to be held on May 22, 2002, at 9:00 a.m., local time, at Corporate Headquarters, 1400 Lake Hearn Drive, Atlanta, Georgia 30319, and at any adjournment of the meeting. Each valid proxy received in time will be voted at the meeting according to the choice specified, if any. A proxy may be revoked at any time before the proxy is voted as outlined below.

This Proxy Statement and the enclosed proxy card are being first sent for delivery to Cox stockholders on or about April 8, 2002. Cox will pay the cost of solicitation of proxies, including the reimbursement to banks and brokers for the reasonable expenses of sending proxy materials to their principals.

The shares of Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock represented by valid proxies we receive in time for the Annual Meeting will be voted as specified in such proxies. Valid proxies include all properly executed written proxy cards and all properly completed proxies voted by telephone or the Internet pursuant to this solicitation and not later revoked. Voting your proxy by mail, telephone or the Internet will not limit your right to vote at the Annual Meeting if you later decide to attend in person. Executed but unvoted proxies will be voted:

(1) FOR the election of the Board of Directors' nominees for directors;

(2) FOR the adoption of the 2002 Employee Stock Purchase Plan; and

(3) FOR the ratification of the appointment of Deloitte & Touche LLP, independent certified public accountants, as Cox's independent auditors for the year ending December 31, 2002.

If any other matters properly come before the Annual Meeting, the persons named on the proxies will, unless the stockholder otherwise specifies in the proxy, have the discretion to vote upon such matters in accordance with their best judgment.

Voting Securities

Cox has three classes of outstanding voting securities:

- Class A Common Stock, $1.00 par value per share;

- Class C Common Stock, $1.00 par value per share; and

- Series A Convertible Preferred Stock, $1.00 par value per share.

As of February 28, 2002, there were outstanding:

- 573,139,206 shares of Class A Common Stock;

- 27,597,792 shares of Class C Common Stock; and

- 4,836,372 shares of Series A Convertible Preferred Stock.

Only stockholders of record of Class A Common Stock, Class C Common Stock or Series A Convertible Preferred Stock at the close of business on March 25, 2002, which the Board of Directors has fixed as the record date, are entitled to vote at the Annual Meeting.

The Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock will vote together as a single class, with each share of Class A Common Stock and Series A Convertible Preferred Stock being entitled to one vote and each share of Class C Common Stock being entitled to ten votes. The presence in person or by proxy of holders of a majority of the issued and outstanding shares of Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock entitled to vote at the Annual Meeting will constitute a quorum. The affirmative vote of a majority of the voting power of the Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock, voting together as a single class, present at the Annual Meeting in person or by proxy and entitled to vote, is required for the election of directors, approval of the 2002 Employee Stock Purchase Plan, and ratification of appointment of our independent auditors.

In determining whether a proposal is approved, an abstention would have the effect of a vote against the applicable proposal. On the other hand, broker non-votes are not considered shares entitled to vote on the applicable proposal and are not included in determining whether such proposal is approved. A broker non-vote occurs when the nominee of a beneficial owner with the power to vote on at least one matter does not vote on another matter because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner with respect to such matter. Accordingly, broker non-votes have no effect on the outcome of a vote on the applicable proposal.

Voting by Proxy

If a stockholder is a corporation or partnership, the accompanying proxy card must be signed in the full corporate or partnership name by a duly authorized person. If the proxy card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, the signer's full title must be given and a certificate or other evidence of appointment must be furnished. If shares are owned jointly, each joint owner must sign the proxy card.

Instructions for a stockholder of record to vote by telephone or the Internet are set forth on the enclosed proxy card. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures, which comply with Delaware law, allow stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. If you vote by telephone or the Internet, you do not have to mail in your proxy card.

Any proxy duly given pursuant to this solicitation may be revoked by the stockholder, at any time prior to voting, by written notice to the Corporate Secretary of Cox, by a later-dated proxy either signed and returned by mail or transmitted using the telephone or Internet voting procedures before the Annual Meeting, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

As of February 28, 2002, Cox Enterprises, Inc., a Delaware corporation, through wholly-owned subsidiaries, held approximately 75.5% of the combined voting power of the Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock. Accordingly, Cox Enterprises will have sufficient voting power to elect all members of the Board of Directors, to approve the adoption of the 2002 Employee Stock Purchase Plan, to ratify the appointment of independent auditors, and to control substantially all other actions that may come before the Annual Meeting.

ELECTION OF DIRECTORS

(Proposal No. 1)

At the Annual Meeting, seven directors are to be elected to hold office until the 2003 Annual Meeting of Stockholders or until their respective successors have been elected and qualified. All seven of the nominees currently are directors.

The seven directors nominated for election at the 2002 Annual Meeting of Stockholders are: James C. Kennedy (Chairman); Janet M. Clarke; David E. Easterly; Robert C. O'Leary; James O. Robbins; Rodney W. Schrock and Andrew J. Young. The persons named as proxies intend (unless authority is withheld) to vote for the election of all of the nominees as directors.

The Board of Directors knows of no reason why any nominee for director would be unable to serve as director. If at the time of the Annual Meeting any of the nominees are unable or unwilling to serve as a director of Cox, the persons named in the proxy intend to vote for such substitutes as may be nominated by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

The following information regarding the nominees, their occupations, employment history and directorships in certain companies is as reported by the respective nominees.

James C. Kennedy, 54, has served as Chairman of the Board of Directors and Chief Executive Officer of Cox Enterprises since January 1988, and prior to that time was Cox Enterprises' President and Chief Operating Officer. Mr. Kennedy was elected Chairman of the Board of Directors of Cox in May 1994. Mr. Kennedy joined Cox Enterprises in 1972, and initially worked with Cox Enterprises' Atlanta Newspapers. Mr. Kennedy is Chairman of the Board of Directors of Cox Radio, Inc., a majority-owned indirect subsidiary of Cox Enterprises, and a director of Flagler Systems, Inc. Mr. Kennedy holds a B.A. from the University of Denver.

Janet M. Clarke, 49, has served as a director of Cox since March 1995. Ms. Clarke served as Executive Vice President, Global Database Marketing of Young & Rubicam, Inc. and Chairman, KnowledgeBase Marketing, Inc., a subsidiary of Young & Rubicam, from February 2000 to January 2001. Previously, she served as the Managing Director—Global Database Marketing of Citibank. Prior to joining Citibank in June 1997, Ms. Clarke was Senior Vice President of Information Technology Sector of R.R. Donnelley & Sons Company, which she joined in 1978 as a Sales Representative. She also served as Manager, National Accounts; Vice President and Director of the OEM Sales Division; and Senior Vice President of Manufacturing for R.R. Donnelley and Director of 77 Capital, R.R. Donnelley's venture capital fund. Ms. Clarke is a director of eFunds Corporation and Forbes.com Inc. She is also a Charter Trustee of Princeton University. Ms. Clarke earned a bachelor's degree from Princeton University and completed the Advanced Management Program at the Harvard Business School.

David E. Easterly, 59, has served as a director of Cox since May 1994, and is Vice Chairman of the Board of Directors of Cox Enterprises. Previously, he served as President and Chief Operating Officer of Cox Enterprises from October 1994 through January 2001, and was President of Cox Newspapers, Inc., a subsidiary of Cox Enterprises, from May 1986 through October 1994. Mr. Easterly joined Cox Enterprises in 1970 at the *Dayton Daily News*, transferring to Atlanta in 1981 as Vice President of Operations for Cox Newspapers. He was named Publisher of the *Atlanta Journal-Constitution* in April 1984. Mr. Easterly is a member of the Board of Directors of Mutual Insurance Company, Ltd., and a past member of the board of the Associated Press. Mr. Easterly also serves as a director of Cox Enterprises and Cox Radio, Inc., a majority-owned subsidiary of Cox Enterprises. Mr. Easterly holds a B.A. from Austin College.

Robert C. O'Leary, 63, has served as a director of Cox since May 1999. Mr. O'Leary has served as Executive Vice President and Chief Financial Officer of Cox Enterprises since December 1999. He joined Cox in 1982 as Vice President of Finance and later that year was promoted to Senior Vice President of Finance. He was promoted to Senior Vice President of Finance and Administration of Cox in 1986, and to Senior Vice President of Operations, Western Group, in 1989. In August 1996, he transferred to Cox Enterprises, becoming its Senior Vice President and Chief Financial Officer. Prior to joining Cox, Mr. O'Leary was employed by the General Electric Company. Mr. O'Leary is a member of the Board of Directors of Cox Enterprises and the Georgia Chapter of the National Multiple Sclerosis Society. Mr. O'Leary holds a B.A. and an M.B.A. from Boston College.

James O. Robbins, 59, has served as a director of Cox since May 1994. Mr. Robbins has served as President of Cox since September 1985, and as President and Chief Executive Officer since May 1994. Mr. Robbins joined Cox in September 1983 and has served as Vice President, Cox Cable New York City and as Senior Vice President, Operations of Cox. Prior to joining Cox, he held management and executive positions with Viacom Communications, Inc. and Continental Cablevision. Mr. Robbins is a past Chairman of the National Cable Television Association. Mr. Robbins holds a B.A. from the University of Pennsylvania and an M.B.A. from the Harvard Business School. Mr. Robbins serves as a director of NCR Corporation, and as a trustee of STI Classic Funds and STI Classic Variable Trust.

Rodney W. Schrock, 42, has served as a director of Cox since July 2000. Mr. Schrock has served as President and Chief Executive Officer of Panasas, Inc. since February 2001. Previously, he served as President and Chief Executive Officer of AltaVista Company from January 1999 until October 2000. Prior to that, he served as Senior Vice President and Group General Manager of Compaq Computer Corporation's Consumer Products Group beginning in 1995, and in other management and executive positions with Compaq beginning in 1987. Mr. Schrock earned a B.S. degree in industrial management from Purdue University and an M.B.A. from the Harvard Business School.

Andrew J. Young, 69, has served as a director of Cox since March 1995. Mr. Young has served as Chairman of GoodWorks International L.L.C. since 1998, and was Co-Chairman from January 1997 until 1998. He was Vice Chairman of Law Companies Group, Inc., an engineering and environmental consulting company, from February 1993 to January 1997, and was Chairman of one if its subsidiaries, Law International, Inc., from 1989 to February 1993. From 1981 to 1989, Mr. Young was Mayor of Atlanta, Georgia, and prior to that he served as U.S. Ambassador to the United Nations under President Jimmy Carter and as a member of the U.S. House of Representatives. Mr. Young was Co-Chairman of the Atlanta Committee for the Olympic Games for the 1996 Summer Olympics. Mr. Young is a member of the Boards of Directors of the Archer-Daniels-Midland Company, Delta Airlines, Inc., and Thomas Nelson, Inc. Mr. Young holds degrees from Howard University and Hartford Theological Seminary.

Security Ownership of Certain Beneficial Owners

The following table provides information as of February 28, 2002 with respect to the shares of Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock beneficially owned by each person known by Cox to own more than 5% of any class of the outstanding voting securities of Cox.

Name of Beneficial Owner	Class A Common Stock	Percent of Class	Class C Common Stock	Percent of Class	Convertible Preferred Stock	Percent of Class	Percent of Vote of All Classes of Voting Stock
Cox Enterprises, Inc.(a)(b)(c) ..	365,691,176	63.81%	27,597,792	100.0%	0	0%	75.5%
Greenspun Entities(d)	11,285,418	1.97%	0	0	4,836,372	100.0%	1.3%

(a) The business address for Cox Enterprises is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

(b) Of the shares of common stock of Cox that are beneficially owned by Cox Enterprises, 340,710,646 shares of Class A Common Stock and 25,696,470 shares of Class C Common Stock are held of record by Cox

Holdings, Inc. The remaining 24,980,530 shares of Class A Common Stock and 1,901,322 shares of Class C Common Stock beneficially owned by Cox Enterprises are held of record by Cox DNS, Inc. All of the outstanding capital stock of Cox Holdings is beneficially owned by Cox Enterprises. All of the outstanding capital stock of Cox DNS is beneficially owned by Cox Investment Company, Inc., and all of the outstanding capital stock of Cox Investment Company is beneficially owned by Cox Enterprises. The beneficial ownership of the outstanding capital stock of Cox Enterprises is described in footnote (c) below.

(c) There are 605,249,500 shares of common stock of Cox Enterprises outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 263 individuals and other trusts exercise beneficial ownership over the remaining 7,113,913 shares (1.2%), including 43,734 shares held beneficially and of record by Garner Anthony, the husband of Barbara Cox Anthony (as to which Barbara Cox Anthony disclaims beneficial ownership). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise sole or shared beneficial ownership over 598,135,587 shares (98.8%) of the common stock of Cox Enterprises. Barbara Cox Anthony and Anne Cox Chambers are the mother and aunt, respectively, of James C. Kennedy, the Chairman of the Board of Directors and Chief Executive Officer of Cox Enterprises and the Chairman of the Board of Directors of Cox.

(d) The Greenspun Entities include Barbara J. Greenspun, Trustee of Unified Credit Declaration of Trust dated December 6, 1988, G.C. Investments L.L.C., Greenspun Legacy L.P., GCR Gaming Guarantor, L.L.C., GCR Gaming Guarantor II, LLC and the Greenspun Family Foundation, each having 901 North Green Valley Parkway, Suite 210, Henderson, Nevada 89074 as its business address.

Security Ownership of Management

Beneficial ownership of the Class A Common Stock of Cox and the common stock of Cox Enterprises by Cox's directors, nominees and the executive officers named in the Summary Compensation Table below, and by all directors, nominees and executive officers as a group as of February 28, 2002, is shown in the following table. None of such persons, individually or in the aggregate, owns 1% or more of the Class A Common Stock of Cox or the outstanding common stock of Cox Enterprises.

Name of Beneficial Owner	Number of Shares of Class A Common Stock Owned	Number of Shares of Cox Enterprises Common Stock Owned
John M. Dyer	42,695(a)	0
David E. Easterly	4,000	661,088
Patrick J. Esser	57,578(b)	546
Jimmy W. Hayes	182,710(c)	13,245
James C. Kennedy	108,400	546,813(d)
Claus F. Kroeger	116,458(e)	4,329
James O. Robbins	1,429,002(f)	91,212
Janet M. Clarke	5,179	0
Robert C. O'Leary	18,176	112,288
Rodney W. Schrock	356	0
Andrew J. Young	10,179	0
All directors and executive officers as a group (16 persons, including those named above)	2,644,603(g)	1,436,829

(a) Includes 24,000 shares subject to stock options that are exercisable within 60 days.

(b) Includes 47,000 shares subject to stock options that are exercisable within 60 days.

(c) Includes 151,794 shares subject to stock options that are exercisable within 60 days.

(d) Mr. Kennedy owns of record 546,813 shares of the common stock of Cox Enterprises. Sarah K. Kennedy, Mr. Kennedy's wife and trustee of the Kennedy Trusts, exercises beneficial ownership over an aggregate of

22,140 shares of the common stock of Cox Enterprises. In addition, as described above, Barbara Cox Anthony and Anne Cox Chambers, the mother and aunt, respectively, of Mr. Kennedy, together exercise sole or shared beneficial ownership over 598,135,587 shares of the common stock of Cox Enterprises. Also, Mr. Kennedy's children are the beneficiaries of a trust, of which R. Dale Hughes is the sole trustee, that beneficially owns 16,155 shares of the common stock of Cox Enterprises. Mr. Kennedy disclaims beneficial ownership of all such shares, other than the 546,813 shares included in the table.

(e) Includes 103,416 shares subject to stock options that are exercisable within 60 days.

(f) Includes 1,150,000 shares subject to stock options that are exercisable within 60 days.

(g) Includes 1,632,388 shares subject to stock options that are exercisable within 60 days.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, referred to as the Exchange Act, requires Cox's executive officers and directors, and persons who own more than 10% of the Class A Common Stock, to file reports of ownership and changes in ownership of the Class A Common Stock with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on a review of copies of such reports and written representations from the reporting persons, Cox believes that during the year ended December 31, 2001 its executive officers, directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a).

Board of Directors and Committees

During 2001, the Board of Directors held six meetings. The Board of Directors has an Executive Committee, an Audit Committee, a Compensation Committee, and a Community Relations Committee. The Board of Directors does not have a nominating committee or a committee performing a similar function. During 2001, each director attended at least 75% of the total number of meetings of the Board of Directors and meetings of the Committees on which each director served, except for Mr. Young, who attended 73% of these meetings.

Executive Committee

The members of the Executive Committee are James C. Kennedy (Chair), Janet M. Clarke, David E. Easterly, and James O. Robbins. The Executive Committee of the Board of Directors took action ten times by unanimous written consent in 2001.

Compensation Committee

The members of the Compensation Committee are Rodney W. Schrock (Chair), Janet M. Clarke, and Andrew J. Young. The Compensation Committee met two times in 2001 and took action two times by unanimous written consent. The Compensation Committee:

- adopts and oversees the administration of compensation plans for executive officers and senior management of Cox;

- determines awards granted under such plans to "insiders" who are subject to Section 16 of the Exchange Act;

- approves the chief executive officer's compensation; and

- reviews the reasonableness of such compensation.

Community Relations Committee

The Community Relations Committee oversees Cox's workforce diversity initiatives, minority-owned business purchasing, corporate contributions to public service organizations, and Equal Employment Opportunity claims. The members of the Community Relations Committee are Andrew J. Young (Chair), James C. Kennedy, and James O. Robbins. The Community Relations Committee met once in 2001.

Audit Committee

The members of the Audit Committee are Janet M. Clarke (Chair), Rodney W. Schrock, and Andrew J. Young. The Audit Committee held two formal meetings, took action once by unanimous written consent, and held four conference calls to review quarterly results with the independent auditors in 2001. The Board of Directors has adopted a written Audit Committee charter. The Audit Committee is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practices of Cox, and as part of this responsibility the Audit Committee:

- recommends the selection of the independent auditors for Cox;

- reviews the services performed by the independent auditors, including non-audit services (if any);

- reviews the scope and results of the annual audit;

- reviews and discusses the quality and appropriateness of Cox's accounting principles with management and the independent auditors;

- reviews the independence of the auditors;

- reviews the performance and fees of the independent auditors;

- reviews the adequacy of the system of internal accounting controls;

- reviews the scope and results of internal auditing procedures;

- reviews the Audit Committee charter annually;

- reviews the activities of Cox's Risk Committee, a Board-created committee composed of senior financial managers with oversight of financial risk management; and

- reviews related party transactions, if any.

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively referred to as Deloitte & Touche) for professional services rendered for the audit of Cox's annual financial statements for the fiscal year ended December 31, 2001 and for the reviews of the financial statements included in Cox's quarterly reports on Form 10-Q for that fiscal year were $1,703,100.

Financial Information Systems Design and Implementation Fees

There were no fees billed by Deloitte & Touche for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2001.

All Other Fees

The aggregate fees billed by Deloitte & Touche for services rendered to Cox, other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees," for the fiscal year ended December 31, 2001 were $2,981,500, including audit related services, such as reviews of securities offerings and stand-alone audits of subsidiaries, of $1,081,300, tax services of $1,836,300 and non-audit services of $63,900.

Audit Committee Report

In 2001, the Audit Committee consisted of three members, Janet M. Clarke (Chair), Rodney W. Schrock and Andrew J. Young, who have been found by the Board of Directors to have no relationship with Cox that would interfere with the exercise of their independence from Cox and its management, and who meet all other criteria of independence under the listing standards of the New York Stock Exchange.

In connection with the December 31, 2001 financial statements, the Audit Committee (1) reviewed and discussed the audited financial statements with management; (2) discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61, as amended; and (3) received and discussed with the independent auditors the matters required by Independence Standards Board Standard No. 1, and discussed with the independent auditors the independent auditors' independence, including a consideration of the compatibility of non-audit services with such independence. Based upon these reviews and discussions, the Audit Committee has recommended that the Board of Directors include the audited financial statements in Cox's Annual Report filed with the Securities and Exchange Commission on Form 10-K.


Janet M. Clarke (Chair)
Rodney W. Schrock
Andrew J. Young


Compensation of Directors

The directors who are not affiliates of Cox, Janet M. Clarke, Rodney W. Schrock and Andrew J. Young, are reimbursed for expenses and paid an annual fee of $30,000 and a meeting fee of $1,000 for every board meeting and committee meeting attended. The annual fee is paid as follows:

- one half in shares of Class A Common Stock pursuant to the Cox Communications, Inc. Restricted Stock Plan for Non-Employee Directors; plus

- one half in cash.

The Class A Common Stock issued under the Restricted Stock Plan for Non-Employee Directors is subject to certain restrictions and forfeitures prior to the expiration of the period ending five years after the date of the grant of the award or, if earlier, the date of death or disability in certain circumstances. The maximum total number of shares of Class A Common Stock that may be granted under the Restricted Stock Plan for Non-Employee Directors is 100,000. The directors of Cox who are affiliates of Cox do not receive any compensation for serving on the Board of Directors.

Executive Officers

Certain information about the executive officers of Cox who are not directors is set forth below. Executive officers of Cox are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

Christopher J. Bowick, 46, has served as Senior Vice President, Engineering and Chief Technical Officer since January 2001. Mr. Bowick joined Cox in April 1998 as Vice President, Technology Development, and was promoted to Senior Vice President, Technology Development in October 2000. Prior to joining Cox, Mr. Bowick served as Group Vice President and Chief Technology Officer of Jones Intercable since September 1991. Before joining Jones Intercable, Mr. Bowick served in various engineering and technology capacities with Scientific Atlanta since January 1981, leaving the company as Vice President of Engineering for the Transmission Systems Business Division. Mr. Bowick is a director of Liberate Technologies and a past director of the Society of Cable Telecommunications Engineers. Mr. Bowick holds a B.E.E. from the Georgia Institute of Technology and an M.B.A. from the University of Colorado.

Jill Campbell, 42, has served as Vice President, Operations since April 2001. Prior to that, she served as Vice President and General Manager of Cox's Las Vegas, Nevada system from September 1998 to March 2001. Ms. Campbell joined Cox in 1982 as Director of Communications for Cox's Oklahoma City, Oklahoma system, where she was promoted to acting General Manager in 1992. She served as Vice President and General Manager of Cox's Bakersfield and Santa Barbara, California systems from August 1992 to April 1997, and was Vice President of Customer Operations of Cox's Phoenix, Arizona system from April 1997 to September 1998. Ms. Campbell holds a B.A. from the University of Nevada and an M.B.A. from Oklahoma City University.

Dallas S. Clement, 37, has served as Senior Vice President, Strategy and Development since August 2000. Prior to that, he served as Vice President and Treasurer from January 1999 to July 2000. Mr. Clement joined Cox in 1990 as a Policy Analyst and was promoted to Manager of Investment Planning in January 1993, Director of Finance in August 1994, and Treasurer in December 1996. From April 1995 to December 1996, Mr. Clement served as Assistant Treasurer for Cox Enterprises and Cox. Prior to joining Cox, Mr. Clement held analyst positions with Merrill Lynch and the Program on Information Resources Policy. Mr. Clement is a member of the Boards of Directors of Lightspan, Inc. and Simtrol, Inc. Mr. Clement holds an A.B. from Harvard College and an M.S. from Stanford University.

John M. Dyer, 48, has served as Senior Vice President, Operations since September 1999 and was previously Senior Vice President, Mergers & Acquisitions and Chief Accounting Officer. Prior to that, he served as Vice President of Accounting and Financial Planning beginning April 1997. Mr. Dyer joined Cox Enterprises in 1977 as an internal auditor and moved to the former Cox Cable Communications, Inc. in 1980 as a financial analyst, later serving as Manager of Capital Asset Planning, and Director of Operations before being recruited by Times Mirror Cable as a Regional Vice President of Operations, later serving as Vice President of Operations. Mr. Dyer rejoined Cox as Vice President of Financial Planning and Analysis when Cox acquired Times Mirror in 1995. Mr. Dyer holds a B.B.A. in accounting from West Georgia College, and an M.B.A. from Georgia State University.

Patrick J. Esser, 45, has served as Executive Vice President, Operations since February 2001. Prior to that, he served as Senior Vice President, Operations beginning January 2000, and as Vice President of Operations beginning May 1999. Previously, he served as Vice President, Advertising Sales from 1991 to 1999. Mr. Esser joined Cox in 1979 as Director of Programming for Cox's Hampton Roads, Virginia system and in 1981 was part of a management team that launched Cox's local advertising sales subsidiary, CableRep. Mr. Esser serves on the Compaq Computer Corporation's Communications Industry Board of Advisers. A graduate of the University of Northern Iowa, Mr. Esser holds a B.A. and an M.A. in communications media.

William J. Fitzsimmons, 49, has served as Vice President of Accounting and Financial Planning and Analysis since April 2001. Prior to that, he served as Vice President of Financial Operations for Cox's system in San Diego, California from 1996 to March 2001. Mr. Fitzsimmons joined Cox in 1993 as Director of Finance for Cox's Pensacola, Florida system, and was promoted to Director of Finance for Cox's San Diego, California system in 1995. Prior to joining Cox, he served in various finance and executive positions with Time Warner Cable beginning in 1982. Mr. Fitzsimmons holds a B.S. in Business Administration from Merrimack College and an M.B.A. from the University of Colorado.

James A. Hatcher, 50, has served as Senior Vice President, Legal and Regulatory Affairs since July 1999. Prior to that, he served as Vice President, Legal and Regulatory Affairs beginning January 1995. Mr. Hatcher was named Vice President and General Counsel of Cox in 1992. He joined Cox in 1979 and held various positions, including Secretary and General Counsel for Cox and Cox Enterprises prior to 1992. Mr. Hatcher holds a B.A. from Furman University and a J.D. from the South Carolina School of Law.

Jimmy W. Hayes, 49, has served as Executive Vice President, Finance & Administration and Chief Financial Officer of Cox since July 1999. Mr. Hayes was named Senior Vice President, Finance and Administration and Chief Financial Officer in January 1999. Prior to that time, he served as Senior Vice President, Finance and Chief Financial Officer of Cox beginning January 1992. Mr. Hayes joined Cox Enterprises in 1980 as Accounting Manager, was promoted to Assistant Controller in May 1981, and Controller in January 1982. Mr. Hayes was named Vice President, Finance of Cox in September 1989. Prior to joining Cox Enterprises, Mr. Hayes was an Audit Manager with Price Waterhouse & Company. Mr. Hayes holds a B.A. and an M.A.C.C. from the University of Georgia and has completed the Program for Management Development (PMD) at the Harvard Business School.

Claus F. Kroeger, 50, has served as Senior Vice President, Operations since July 1999. Prior to that, he served as Vice President, Operations beginning October 1994. Mr. Kroeger joined Cox in 1976 as a manager trainee. He has held various positions in the field and served as Director of Operations and Director of Business Development of Cox. From 1990 to 1994, he served as Vice President and General Manager of Cox Cable Middle Georgia. Mr. Kroeger holds a B.A. from the University of Alabama and an M.S. in telecommunications from the University of Colorado.

Executive Compensation

The following table sets forth certain information for the years ended December 31, 1999, 2000, and 2001 concerning the cash and non-cash compensation earned by or awarded to the Chief Executive Officer and the other four most highly compensated executive officers of Cox serving as of December 31, 2001. The number of shares of Class A Common Stock reported in the table below has been adjusted to reflect Cox's 2-for-1 stock split in May 1999, where applicable.

SUMMARY COMPENSATION TABLE

| | | | | Long-term Compensation Awards | | |
| | | Annual Compensation | | Restricted Stock | Securities Underlying | All Other |
Name and Principal Position	Year	Salary	Bonus	Awards(a)	Options	Compensation(b)
James O. Robbins	2001	$992,992	$535,223	—	132,970	$6,000
President & Chief	2000	902,720	807,014	—	110,000	6,000
Executive Officer	1999	800,000	712,000	—	100,000	6,000
Jimmy W. Hayes	2001	$525,017	$222,002	—	55,000	$6,000
Executive Vice President,	2000	475,000	353,875	—	50,000	6,000
Finance & Administration	1999	400,000	281,833	—	29,000	6,000
and Chief Financial Officer						
Patrick J. Esser	2001	$461,601	$198,738	—	52,500	$6,000
Executive Vice President,	2000	340,050	228,004	—	30,000	6,000
Operations	1999	280,208	175,634	—	13,800	6,000
John M. Dyer	2001	$392,010	$149,184	—	37,500	$6,000
Senior Vice President,	2000	340,050	228,063	$ 50,009(c)	27,000	6,000
Operations	1999	270,000	159,874	320,643(d)	14,500	6,000
Claus F. Kroeger	2001	$371,033	$141,201	—	38,000	$6,000
Senior Vice President,	2000	350,130	234,762	—	28,000	6,000
Operations	1999	330,000	200,140	—	23,000	6,000

(a) The aggregate number of restricted shares held by the executive officers named in the table and the aggregate value of such restricted shares, based on the closing price of the Class A Common Stock as of December 31, 2001 ($41.91 per share), are as follows: John M. Dyer, 9,040 shares ($378,866); Jimmy W. Hayes, 2,000 shares ($83,820); and James O. Robbins, 59,906 shares ($2,510,660).

(b) Reflects amounts contributed pursuant to the Cox Communications, Inc. Savings and Investment Plan and amounts credited under the Cox Communications, Inc. Executive Savings Plus Restoration Plan.

(c) Represents 1,163 shares of restricted stock awarded to Mr. Dyer to reward his efforts in connection with Cox's acquisition of cable systems from AT&T Corp. and Multimedia Cablevision, Inc., a subsidiary of Gannett Co., Inc. The aggregate value of the award is based on the closing price of the Class A Common Stock on the date of grant, or $43.00. These shares of stock vest on March 14, 2005, provided Mr. Dyer remains employed by Cox through such date.

(d) Represents 6,211 shares of restricted stock awarded to Mr. Dyer to reward his efforts in connection with Cox's acquisition of cable systems from AT&T Corp. and Multimedia. The aggregate value of the award is based on the closing price of the Class A Common Stock on the trading date following the date of grant, or $51.63. These shares of stock vest on January 1, 2005, provided Mr. Dyer remains employed by Cox through such date.

Long-Term Incentives

In general, Cox provides long-term incentives to the named executive officers through awards under the Cox Communications, Inc. Amended and Restated Long-Term Incentive Plan, referred to as the LTIP. The LTIP provides for various forms of equity-based incentive compensation with respect to Cox's Class A Common Stock, including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance shares, and awards consisting of combinations of such incentives. The Compensation Committee administers the LTIP and has the discretion to determine the type of awards to grant, when, if and to whom awards are granted, the number of shares covered by each award and the terms and conditions of each award. The Compensation Committee has delegated to a management committee the administration of grants to eligible individuals who are not "insiders" for purposes of reporting obligations under Section 16 of the Exchange Act.

The following table discloses for the named executive officers information regarding options granted under the LTIP during the fiscal year ended December 31, 2001.


OPTION GRANTS IN 2001


Name	Number of Securities Underlying Options Granted(a)	Percent of Total Options Granted to Employees in 2001	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(b)	
					5%	10%
James O. Robbins	132,970	5.01%	$46.22	1/02/2011	$3,865,438	$9,794,570
Jimmy W. Hayes	55,000	2.07%	46.22	1/02/2011	1,598,850	4,051,300
Patrick J. Esser	37,500	1.41%	46.22	1/02/2011	1,090,125	2,762,250
	15,000	0.56%	43.35	3/16/2011	408,900	1,036,350
John M. Dyer	37,500	1.41%	46.22	1/02/2011	1,090,125	2,762,250
Claus F. Kroeger	38,000	1.43%	46.22	1/02/2011	1,104,660	2,799,080

(a) Stock options have a ten-year term and become exercisable over a five-year period, with 60% becoming exercisable three years from the date of grant and an additional 20% becoming exercisable in each of the next two years thereafter.

(b) The dollar amounts under the columns are the 5% and 10% annualized rates of appreciation prescribed by the Securities and Exchange Commission. The 5% and 10% rates would result in per share prices at the end of the respective option terms as follows: for all January 2, 2001 options, $75.29 and $119.88 respectively; and for all March 16, 2001 options, $70.61 and $112.44 respectively. Cox expresses no opinion regarding whether this level of appreciation will be realized and expressly disclaims any representation to that effect.

The following table sets forth information related to the number and values of options held at December 31, 2001 by the named executive officers, four of whom exercised options in 2001.

2001 OPTION EXERCISES AND YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001		Value of Unexercised In-The-Money Options at December 31, 2001	
			Exercisable	Unexercisable	Exercisable(a)	Unexercisable(b)
James O. Robbins	0	$ 0	1,150,000	242,970	$33,097,570	$ 0
Jimmy W. Hayes	30,000	950,775	148,194	111,000	3,807,448	13,522
Patrick J. Esser	7,000	246,548	47,000	87,300	1,088,207	8,868
John M. Dyer	9,000	310,781	24,000	71,000	450,761	12,009
Claus F. Kroeger	16,000	507,080	103,416	70,000	2,558,109	7,390

(a) The exercisable value represents the value of the number of shares of Class A Common Stock subject to exercisable options times the difference between the closing price on December 31, 2001 ($41.91 per share) and the exercise price for the 1995 options ($8.49 per share), the 1996 options ($10.47 per share), the 1997 options ($11.31 per share), the 1998 options ($19.61 per share), and the January 1, 1999 options ($33.59 per share).

(b) The unexercisable value represents the value of the number of shares of Class A Common Stock subject to unexercisable options times the difference between the closing price on December 31, 2001 ($41.91 per share) and the exercise price for the March 12, 1999 options ($39.66 per share), and the July 15, 1999 options ($40.06 per share).

Retirement Plans

Cox Communications, Inc. Pension Plan.   The Cox Communications, Inc. Pension Plan is a tax qualified, defined benefit pension plan. The Pension Plan covers all eligible employees of Cox and any of its affiliates who have adopted the Pension Plan, including the named executive officers. The Pension Plan is funded through a tax exempt trust, into which contributions are made as necessary based on an actuarial funding analysis.

The Pension Plan provides for the payment of benefits upon retirement, early retirement, death, disability and termination of employment. Participants become vested in their benefits under the Pension Plan after completing five years of vesting service. Generally, the Pension Plan benefit is determined under a formula based on a participant's compensation and years of benefit accrual service. Participants may elect from several optional forms of benefit distribution.

Cox Executive Supplemental Plan.   The Cox Executive Supplemental Plan is a non-qualified defined benefit pension plan providing supplemental retirement benefits to certain management employees of Cox Enterprises and certain of its affiliates, including the named executive officers. The Executive Supplemental Plan is administered by the Management Committee of Cox Enterprises, whose members are appointed by the Cox Enterprises Board of Directors. This committee designates management employees to participate in the Executive Supplemental Plan.

The Executive Supplemental Plan monthly benefit formula, payable at normal retirement, is 2.5% of a participant's average compensation, as calculated in the Executive Supplemental Plan, multiplied by the participant's years of benefit accrual service credited under the Executive Supplemental Plan. The normal retirement benefit will not exceed 50% of a participant's average compensation at retirement. Benefits payable with respect to early retirement are reduced to reflect an earlier commencement date. Special disability, termination of employment and death benefits also are provided. All benefits payable under the Executive Supplemental Plan are reduced by benefits payable to the participant under the Pension Plan. Participants may elect among several forms of benefit distributions.

The Executive Supplemental Plan is not funded currently by Cox Enterprises. Cox will make annual payments to Cox Enterprises arising from its employees' participation in this plan as benefits are paid to these employees. However, such benefits will be paid from the general funds of Cox Enterprises.

The following table provides estimates of annual retirement income payable to certain executives under the Pension Plan and the Executive Supplemental Plan:

PENSION PLAN AND EXECUTIVE SUPPLEMENTAL PLAN TABLE

	Years of Service			
Final Average Compensation (5 years)	**5**	**10**	**15**	**20 or more**
$150,000	$18,750	$ 37,500	$ 56,250	$ 75,000
250,000	31,235	62,500	93,750	125,000
350,000	43,750	87,500	131,250	175,000
450,000	56,250	112,500	168,750	225,000
550,000	68,750	137,500	206,250	275,000
650,000	81,250	162,500	243,750	352,000
750,000	93,750	187,500	281,250	375,000

The named executive officers have been credited with the following years of service: Mr. Robbins, 17 years; Mr. Esser, 20 years; Mr. Kroeger, 25 years; Mr. Hayes, 21 years; and Mr. Dyer, 24 years. The Pension Plan and the Executive Supplemental Plan define "compensation" generally to include all remuneration to an employee for services rendered, including base pay, bonuses, special forms of pay and certain employee deferrals. Certain forms of additional compensation, including severance, moving expenses, extraordinary bonuses, long-term incentive compensation and contributions to employee benefit plans, are excluded from the definition of compensation. The Pension Plan credits compensation only up to the limit of covered compensation under Section 401(a)(17) of the Internal Revenue Code; the Executive Supplemental Plan does not impose this limit on covered compensation. The definition of "covered compensation" under the Pension Plan and the Executive Supplemental Plan, in the aggregate, is not substantially different from the amounts reflected in the Annual Compensation columns of the Summary Compensation Table. The estimates of annual retirement benefits reflected in the Pension Plan and Executive Supplemental Plan Table are based on payment in the form of a straight-life annuity and are determined after offsetting benefits payable from Social Security, as provided under the terms of the Pension Plan and the Executive Supplemental Plan.

Performance Graph

The following graph compares, for the period beginning on December 31, 1996 and ending on December 31, 2001, the cumulative total return of the Class A Common Stock to the cumulative total returns on Standard & Poor's 500 Stock Index and Standard & Poor's Broadcast Media Index. The comparison assumes $100 was invested on December 31, 1996 in the Class A Common Stock and in each of the foregoing indices and that all dividends were reinvested.



	12/31/96	6/30/97	12/31/97	6/30/98	12/31/98	6/01/99	12/31/99	6/30/00	12/31/00	6/30/01	12/31/01
COX	$100.00	$103.78	$173.24	$209.45	$298.90	$318.36	$445.39	$393.90	$402.68	$383.11	$362.43
S&P 500	$100.00	$120.61	$133.37	$156.99	$171.48	$192.71	$207.57	$206.70	$188.67	$176.03	$166.24
S&P MEDIA & BROADCAST	$100.00	$113.32	$164.46	$215.72	$255.31	$356.05	$445.71	$396.86	$321.85	$370.58	$307.73

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Rodney W. Schrock (Chair), Janet M. Clarke and Andrew J. Young, all of whom are independent directors.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Policies

The Compensation Committee administers compensation for executive officers. The Committee believes that stockholders benefit from executive pay programs that are competitive with industry standards, variable with annual performance, and focused on stockholder value.

In developing compensation plans and reviewing compensation levels, Cox reviews competitive compensation data provided in the Towers Perrin Media Industry Survey. This survey allows Cox to examine compensation levels at companies with which Cox competes for talent in the marketplace. Where necessary, survey information is supplemented by proxy statement analysis and other survey sources.

Executive Officers' Compensation

The total compensation of executive officers consists of three components:

- base salary;

- annual incentive compensation; and

- long-term incentive awards.

The philosophy of the Committee is that a substantial portion of total compensation should be at risk based on Cox's financial and operational performance. The at-risk components of total compensation are progressively greater for higher level positions.

Base Salary

Base salary is designed to provide meaningful levels of compensation to executives, while helping Cox manage its fixed costs. Salaries for top executives are determined annually, and are based on:

- job scope and responsibilities;

- length of service;

- corporate, unit, and individual performance;

- competitive rates for similar positions as indicated by the Towers Perrin Media Industry Survey; and

- subjective factors.

In general, executive base salaries are targeted to the 75th percentile of the competitive data.

Annual Incentive Compensation

Short-term incentives for 2001 were provided for executive officers under the Annual Incentive Program. Participation in the Annual Incentive Program is limited to a group of senior managers, including the named executive officers (other than Mr. Robbins) who have a material impact on Cox's performance. Awards earned under the Program are contingent upon employment with Cox through the end of the year, except for payments made in the event of death, retirement, disability, or in the event of a change in control. Short-term incentives were provided to Mr. Robbins under the Cox Communications, Inc. Annual Incentive Plan. See "— Chief Executive Officer Compensation."

Payouts under the Annual Incentive Program for 2001 were calculated under a formula based on:

- annual base salary;

- a specific percentage of base salary, which increases for higher level positions commensurate with the greater percentage of compensation at risk for those with greater responsibilities; and

- actual performance in the areas of operating cash flow, increase in revenue generating units, and customer service.

In addition, the Committee's judgment as to the participant's contribution to results during the year is considered, and a discretionary award in the form of restricted stock may be made.

Awards under the Annual Incentive Program are based on the achievement of goals relating to performance in the fiscal year. Objective performance goals are set to represent a range of performance, with the level of the associated incentive award varying with different levels of performance achievement. The "minimum" goal is set to reflect the minimum acceptable level of performance which will warrant payment of an incentive award. The "maximum" goal reflects an ambitious level of performance which would only be attainable in an outstanding year.

Long-Term Incentive Compensation

Long-term incentives generally are provided through the issuance of non-qualified stock options to purchase Class A Common Stock under the LTIP. A stock option permits the holder to buy Cox stock at a specific price during a specific period of time. If the price of the Class A Common Stock rises, the option increases in value. The intent of such awards is to provide the recipient with an incentive to perform at levels that will result in better company performance and enhanced stock value. In general, stock option awards are issued annually with an exercise price equal to the market price of the Class A Common Stock at the time of award.

All options issued in 1999, 2000 and 2001 have a ten-year term. To encourage continued employment with Cox, these options were designed to vest over a five-year period, with 60% becoming exercisable three years after the date of grant and an additional 20% becoming exercisable each year thereafter.

To ensure that executive officers and key management employees retain significant holdings in Cox, the Committee encourages them to own Cox stock with a value equal to one to three times their base salary, depending upon their position. For purposes of these guidelines, an employee's holdings include Cox's Class A Common Stock (excluding restricted stock and shares subject to unexercised options) and Cox Enterprises' common stock.

Chief Executive Officer Compensation

The executive compensation policy described above is applied in establishing Mr. Robbins' compensation each year, and Mr. Robbins' annual bonus for 2001 was determined in accordance with the terms of the Annual Incentive Plan. Under the Annual Incentive Plan, the amount of Mr. Robbins' annual bonus for fiscal year 2001 was based on the amount of operating cash flow, the increase in revenue generating units and the level of customer service achieved by Cox for the fiscal year in accordance with pre-established performance goals determined by the Committee. The Annual Incentive Plan is designed so that awards payable thereunder will be deductible by Cox under Section 162(m) of the Internal Revenue Code as "performance-based compensation." Except for the Annual Incentive Plan, Mr. Robbins participated in the same executive compensation plans available to Cox's other executive officers.

In 2001, Mr. Robbins had a base salary of $992,992. On the basis of Cox's performance versus established goals, the Committee has determined that Mr. Robbins has earned a bonus under the Annual Incentive Plan for fiscal year 2001 of $535,223. Effective January 2, 2001, Mr. Robbins also was granted long-term incentive awards under the LTIP in the form of stock options for 132,970 shares of Class A Common Stock.

Tax Deductibility Considerations

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to the executive officers named in this Proxy Statement, unless certain requirements are met. It is the present intention of the Compensation Committee of Cox to preserve the deductibility of compensation under Section 162(m) to the extent the Committee believes that doing so would be consistent with the best interests of the stockholders. As such, long-term incentive compensation awards, particularly stock option awards, generally are designed to meet the requirements for deductibility under Section 162(m), as are bonus payments under the Annual Incentive Plan.


Rodney W. Schrock (Chair)
Janet M. Clarke
Andrew J. Young


CERTAIN TRANSACTIONS

Cox Enterprises performs day-to-day cash management services for Cox, with settlements of outstanding balances between Cox and Cox Enterprises occurring periodically at market interest rates. The amounts due to Cox Enterprises are generally due on demand and represent the net of various transactions. Outstanding amounts due from Cox Enterprises bear interest equal to Cox Enterprises' current commercial paper borrowing rate and outstanding amounts due to Cox Enterprises bear interest at 50 basis points above Cox Enterprises' commercial borrowing rate. As of January 31, 2002, amounts due to Cox were approximately $12.5 million. Cox Enterprises provides certain other management services to Cox, including legal, corporate secretarial, tax, internal audit, risk management, employee benefit (including pension plan) administration and other support services. Cox was allocated expenses for the year ended December 31, 2001 of approximately $5.3 million related to these services. Cox pays rent and certain other occupancy costs to Cox Enterprises for its home office facilities. Related rent and occupancy expense for the year ended December 31, 2001 was approximately $7.2 million. Allocated expenses are based on Cox Enterprises' estimate of expenses relative to the services provided to other subsidiaries of Cox Enterprises. Rent and occupancy expense is allocated based on occupied space. Cox believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had Cox contracted directly with third parties. There has been no study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The fees and expenses to be paid by Cox to Cox Enterprises are subject to change.

Cox entered into a series of local joint ventures with Cox Interactive Media, Inc., an indirect, wholly owned subsidiary of Cox Enterprises, to develop, operate and promote advertising supported local Internet content or "City Sites" in the markets where Cox operates cable television systems featuring high speed Internet access. Cox is a 49% equity holder in the joint ventures, has contributed approximately $22.3 million in the aggregate and has agreed to certain non-compete provisions. Cox Interactive Media is a 51% equity holder in the joint ventures and is responsible for day to day operations of the joint ventures.

In April 2001, Cox filed a shelf registration statement to register shares of its Class A common stock deliverable by Cox Enterprises upon exchange of certain 2% exchangeable senior notes due 2021 issued by Cox Enterprises, and that shelf registration statement was declared effective by the Securities and Exchange Commission in July 2001. Pursuant to the indenture governing the exchangeable notes, Cox Enterprises was obligated, at the option of the holder, to purchase the exchangeable notes held by such holder if the notes were properly tendered and not withdrawn before the close of business on February 15, 2002. All of the outstanding notes were tendered, and Cox Enterprises repurchased all such notes in February 2002. Accordingly, in March 2002, Cox filed a post-effective amendment to its shelf registration statement related to Cox Enterprises' exchangeable notes to de-register the shares of Class A common stock covered by that registration statement. Cox Enterprises paid all of the fees and expenses associated with this shelf registration statement.

In October 2001, Cox Enterprises sold 13.5 million shares of Cox Class A common stock owned by Cox Enterprises to two private investors. In connection with that transaction, Cox entered into agreements providing the two private investors with certain demand and piggy-back registration rights. Cox Enterprises has agreed to pay all fees and expenses associated with Cox's performance under these registration rights agreements.

APPROVAL OF THE
2002 EMPLOYEE STOCK PURCHASE PLAN

(Proposal No. 2)

The Compensation Committee of the Board of Directors adopted the Cox Communications, Inc. 2002 Employee Stock Purchase Plan on March 15, 2002, subject to the approval of the stockholders of Cox at the 2002 Annual Meeting. A total of three million shares of Class A Common Stock have been authorized for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. Under the terms of the Employee Stock Purchase Plan, eligible employees must indicate the dollar amount to be withheld per pay period to purchase shares of Class A Common Stock. Eligible employees include employees who regularly are scheduled to work at least 20 hours per week, including employees who are on an authorized leave of absence. Approximately 25,000 employees will be eligible to participate in the Employee Stock Purchase Plan. Shares will be offered to eligible employees for subscription during the period beginning on one of four grant dates (April 15, 2002, November 1, 2002, May 1, 2003, and November 1, 2003) and ending 45 days thereafter. The Employee Stock Purchase Plan will remain in effect until the offering period ends on June 30, 2004.

The price of the Class A Common Stock offered to employees will be the lower of 85% of the fair market value of the Class A Common Stock on the applicable grant date or 90% of the fair market value of the Class A Common Stock at the end of the offering period. In order to participate, employees must authorize Cox to withhold funds from their pay. The maximum amount that may be paid by an employee who participates in the Employee Stock Purchase Plan is $13,000. An employee may elect to withdraw from the Employee Stock Purchase Plan at any time prior to the last day of the offering period, and may request that his or her total contributions be refunded either in cash or in whole shares of Class A Common Stock, with any remaining amount refunded to the employee in cash. If the aggregate subscriptions exceed the authorized three million shares of Class A Common Stock, each participant's subscription will be reduced on a pro rata basis. The Employee Stock Purchase Plan will be administered by the Management Committee, whose members are appointed by Cox's Board of Directors or Compensation Committee.

Generally, no tax consequences will arise at the time an employee purchases Class A Common Stock under the Employee Stock Purchase Plan. If an employee disposes of the Class A Common Stock purchased under the Employee Stock Purchase Plan less than one year after it was purchased and within two years of the grant date, the employee will be deemed to have received compensation taxable as ordinary income in an amount equal to the difference between the amount paid by the employee to purchase the Class A Common Stock, and its fair market value as of the date of purchase. The amount of such ordinary income will be added to the employee's cost basis for purposes of determining capital gain or loss upon the disposition of the Class A Common Stock by the employee.

If an employee does not dispose of the Class A Common Stock purchased under the Employee Stock Purchase Plan until at least one year after it was purchased and at least two years after the grant date, the employee will be deemed to have received compensation taxable as ordinary income in an amount equal to the lesser of (a) the difference between the fair market value of the Class A Common Stock on the date of disposition and the purchase price paid by the employee, or (b) the difference between the fair market value of the Class A Common Stock on the grant date and the purchase price paid by the employee. The amount of such ordinary income will be added to the employee's cost basis for purposes of determining capital gain or loss upon the disposition of the Class A Common Stock by the employee. Cox generally will not be entitled to a deduction with respect to the Class A Common Stock purchased by an employee, unless the employee disposes of the Class A Common Stock less than one year after the Class A Common Stock was purchased by the employee or less than two years after the grant date.

The Employee Stock Purchase Plan may be amended, modified, or terminated by the Board of Directors in whole or in part at any time, provided that no such amendment, modification, or termination may adversely affect the rights of any participant without such participant's consent, and any such amendment, modification, or termination will be subject to the approval of the stockholders to the extent required by any federal or state law or regulation of any stock exchange on which the Class A Common Stock is listed.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

SELECTION OF INDEPENDENT AUDITORS

(Proposal No. 3)

The Board of Directors has selected the firm of Deloitte & Touche LLP, independent certified public accountants, as our independent auditors for the year ending December 31, 2002. Deloitte & Touche LLP has audited the consolidated financial statements of Cox since the fiscal year ending December 31, 1995. Deloitte & Touche LLP, or one of its predecessors, has audited the consolidated financial statements of Cox Enterprises for many years.

Ratification of this appointment shall be effective upon receiving the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock, Class C Common Stock and Series A Convertible Preferred Stock present or represented by proxy and entitled to vote at the Annual Meeting.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting, will be offered the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions. In the event the appointment is not ratified, the Board of Directors will consider the appointment of other independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Other Matters

Management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the meeting, the persons named in the accompanying form of proxy intend to vote thereon in accordance with their best judgment, and the discretionary authority to do so is included in the proxy.

Annual Report on Form 10-K

Cox's Summary Annual Report to Stockholders and Annual Report on Form 10-K as filed with the Securities and Exchange Commission are being delivered to the stockholders with this Proxy Statement.

Transfer Agent and Registrar

Cox's transfer agent and registrar is First Union National Bank, 1525 West W.T. Harris Boulevard, Suite 3C3, Charlotte, North Carolina 28262.

Submission of Stockholder Proposals

It is anticipated that Cox's 2003 Annual Meeting of Stockholders will be held in May 2003. Any stockholders who intend to present proposals at the 2003 Annual Meeting, and who wish to have such proposals included in Cox's Proxy Statement for the 2003 Annual Meeting, must ensure that Cox's Corporate Secretary receives such proposals not later than December 2, 2002. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in Cox's 2003 proxy materials. Any stockholder proposals that a stockholder intends to present at the 2003 Annual Meeting, other than through inclusion in the proxy materials, must be received at least 30 (but not more than

60) days prior to the scheduled date of the 2003 Annual Meeting. Prior to August 1, 2002, any proposals should be sent to the Corporate Secretary, Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319. On or after August 1, 2002, any proposals should be sent to the Corporate Secretary, Cox Communications, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.

By Order of the Board of Directors

Andrew A. Merdek
Corporate Secretary

Atlanta, Georgia
April 8, 2002



COX COMMUNICATIONS, INC.
VOTE BY TELEPHONE OR INTERNET
QUICK * EASY * IMMEDIATE

Cox Communications, Inc. encourages you to take advantage of two cost-effective and convenient ways to vote your shares. You may vote your proxy 24 hours a day, 7 days a week, using either a touch-tone telephone or through the Internet. Your telephone or Internet vote must be received by 8:00 a.m. Eastern Time on May 22, 2002. Your telephone or Internet vote authorizes the proxies named on the above proxy card to vote your shares in the same manner as if you marked, signed, and returned your proxy card.

VOTE BY PHONE: ON A TOUCH-TONE TELEPHONE DIAL (866) 257-2287

OR

VOTE BY INTERNET: POINT YOUR BROWSER TO THE WEB ADDRESS: https://www.proxyvotenow.com/cox

OR

VOTE BY MAIL: Mark, sign and date your proxy card and return it in the postage-paid envelope. If you are voting by telephone or the Internet, please do not mail your proxy card.

COX COMMUNICATIONS, INC.
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
COX COMMUNICATIONS, INC.
FOR ANNUAL MEETING ON MAY 22, 2002

The undersigned hereby appoints James O. Robbins, Andrew A. Merdek, and Jimmy W. Hayes, or any of them, and any substitute or substitutes, to be the attorneys and proxies of the undersigned at the Annual Meeting of Stockholders of Cox Communications, Inc. ("Cox") to be held at 9:00 a.m. local time on Wednesday, May 22, 2002, at Corporate Headquarters at 1400 Lake Hearn Drive, NE, Atlanta, Georgia, or at any adjournment thereof, and to vote at such meeting the shares of stock of Cox the undersigned held of record on the books of Cox on March 25, 2002, the record date for the meeting. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

(change of address/comments)

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(If you have written in the above space, please mark the corresponding box on the reverse side of this card)

ELECTION OF DIRECTORS, NOMINEES:

1. Janet M. Clarke	**4. Robert C. O'Leary**	**6. Rodney W. Schrock**
2. David E. Easterly	**5. James O. Robbins**	**7. Andrew J. Young**
3. James C. Kennedy		

INDEPENDENT AUDITORS:

Deloitte & Touche LLP

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies cannot vote your shares unless you sign and return this card or vote by telephone or Internet.

SEE REVERSE SIDE

FOLD AND DETACH HERE

☒ Please mark your votes as in this example.

This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR proposals 1, 2 and 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2 AND 3.

	FOR	**WITHHELD**
1. Election of Directors (see reverse) For, except vote withheld from the following nominees(s):	☐	☐

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	FOR	**AGAINST**	**ABSTAIN**
2. Adoption of the 2002 Employee Stock Purchase Plan	☐	☐	☐
3. Ratification of appointment of independent auditors	☐	☐	☐

In the discretion of the proxies named herein, the proxies are authorized to vote upon other matters as are properly brought before the meeting.

Change of Address/Comments
on reverse side. ☐

I plan to attend the meeting. ☐

All as more particularly described in the Proxy Statement relating to such meeting, receipt of which is hereby acknowledged.

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

SIGNATURE(S) _____ **DATE** _____